EXHIBIT 99.1

Interim Financial Statements of
(Unaudited)

ACASTI PHARMA INC.

Three-month and nine-month periods ended November 30, 2013 and 2012

ACASTI PHARMA INC.
Interim Financial Statements
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

Financial Statements
Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

ACASTI PHARMA INC.
Interim Statements of Financial Position
(Unaudited)

As of November 30, 2013 and February 28, 2013

	November 30,	February 28,
	2013	2013

Assets

Current assets:
Cash	$2,830,660	$1,196,568
Short-term investments	766,698	3,588,227
Trade and other receivables	472,552	450,838
Receivable from corporation under common control	49,658	49,658
Tax credits receivable	486,947	335,501
Inventories	380,278	222,125
Prepaid expenses	326,156	16,691
	5,312,949	5,859,608

Equipment	15,199	19,278
Intangible assets (note 5)	20,176,853	6,291,162

Total assets	$25,505,001	$12,170,048

Liabilities and Equity

Current liabilities:
Trade and other payables	$2,148,497	$706,883
Payable to parent corporation (note 6)	2,490,103	1,210,604
Royalties payable to parent corporation (notes 5 and 6)	337,051	528,885
Total liabilities	4,975,651	2,446,372

Equity:
Share capital (note 3)	46,403,464	28,922,710
Warrants and rights (note 3)	406,687	406,687
Contributed surplus	2,823,037	438,711
Deficit	(29,103,838)	(20,044,432)
Total equity	20,529,350	9,723,676

Commitments (note 5)
Subsequent events (note 8)

Total liabilities and equity	$25,505,001	$12,170,048

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2013	2012	2013	2012

Revenue from sales	$28,347	$424,320	$300,886	$675,292
Cost of sales	(16,123)	(240,872)	(169,332)	(369,171)
Gross profit	12,224	183,448	131,554	306,121

General and administrative expenses	(2,046,765)	(1,039,008)	(5,098,078)	(3,201,815)
Research and development expenses, net of tax credits of $32,939 and $151,446 (2012 - $50,244 and $158,208)	(1,279,367)	(770,577)	(3,583,559)	(2,091,436)
Results from operating activities	(3,313,908)	(1,626,137)	(8,550,083)	(4,987,130)

Interest income	7,026	12,183	24,925	35,320
Finance costs	(551,578)	(690)	(553,104)	(1,978)
Foreign exchange gain	2,366	3,533	18,856	14,231
Net finance (loss) income	(542,186)	15,026	(509,323)	47,573

Net loss and total comprehensive loss for the period	$(3,856,094)	$(1,611,111)	$(9,059,406)	$(4,939,557)

Basic and diluted loss per share	$(0.05)	$(0.02)	$(0.12)	$(0.07)

Weighted average number of shares outstanding	83,957,811	72,765,587	78,002,113	72,709,479

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Changes in Equity
(Unaudited)

Nine-month periods ended November 30, 2013 and 2012

	Share capital		Warrants	Contributed
	Number	Dollar	and rights	surplus	Deficit	Total

Balance, February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Net loss and total comprehensive loss for the period	–	–	–	–	(9,059,406)	(9,059,406)
	73,107,538	28,922,710	406,687	438,711	(29,103,838)	664,270

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares (note 5)	6,750,000	15,496,000	–	–	–	15,496,000
Share-based payment
transactions (notes 3 and 4)	–	–	–	2,603,466	–	2,603,466
Warrants exercised (note 3)	5,432,350	1,358,088	–	–	–	1,358,088
Share options exercised (note 4)	296,500	626,666	–	(219,140)	–	407,526
Total contributions by and distribution to owners	12,478,850	17,480,754	–	2,384,326	–	19,865,080

Balance at November 30, 2013	85,586,388	$46,403,464	$406,687	$2,823,037	$(29,103,838)	$20,529,350

Balance, February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Net loss and total comprehensive loss for the period	–	–	–	–	(4,939,557)	(4,939,557)
	72,636,888	28,614,550	313,315	(1,306,451)	(18,091,629)	9,529,785

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment
transactions (notes 3 and 4)	–	–	83,252	1,381,084	–	1,464,336
Warrants exercised (note 3)	121,900	36,094	–	(5,619)	–	30,475
Share options exercised (note 4)	20,000	19,540	–	(5,915)	–	13,625
Total contributions by and distribution to owners	141,900	55,634	83,252	1,369,550	–	1,508,436

Balance at November 30, 2012	72,778,788	$28,670,184	$396,567	$63,099	$(18,091,629)	$11,038,221

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Cash Flows
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2013	2012	2013	2012

Cash flows from operating activities:
Net loss for the period	$(3,856,094)	$(1,611,111)	$(9,059,406)	$(4,939,557)
Adjustments:
Depreciation of equipment	1,258	2,210	4,079	6,170
Amortization of intangible assets	669,737	164,286	1,335,205	492,858
Stock-based compensation	1,069,271	411,702	2,603,466	1,464,336
Net finance loss (income)	542,186	(15,026)	509,323	(47,573)
Realized foreign exchange (loss) gain	(2,490)	(1,302)	(880)	6,082
	(1,576,132)	(1,049,241)	(4,608,213)	(3,017,684)

Changes in non-cash operating working capital items:
Trade and other receivables	(153,347)	(419,954)	(21,714)	(678,420)
Tax credits receivable	(32,939)	53,210	(151,446)	(54,754)
Inventories	(312,940)	199,173	(158,153)	336,521
Prepaid expenses	(120,883)	(667)	(309,465)	6,369
Trade and other payables	242,043	69,659	891,614	(99,816)
Payable to parent corporation	1,089,177	415,551	2,072,936	617,848
Royalties payable to parent corporation	–	155,059	203,234	281,352
	711,111	472,031	2,527,006	409,100

Net cash used in operating activities	(865,021)	(577,210)	(2,081,207)	(2,608,584)

Cash flows from investing activities:
Interest received	–	57	96,455	679
Acquisition of intangible assets	(51,312)	(13,083)	(90,964)	(19,992)
Acquisition of short-term investments	–	–	(3,000,000)	–
Maturity of short-term investments	2,000,000	250,000	5,750,000	1,750,000
Net cash from investing activities	1,948,688	236,974	2,755,491	1,730,687

Cash flows from financing activities:
Proceeds from exercise of warrants and options	538,088	4,688	972,177	44,100
Share issue costs	–	–	(29,000)	–
Interest paid	(1,578)	(690)	(3,104)	(1,978)
Net cash from financing activities	536,510	3,998	940,073	42,122

Foreign exchange gain on cash held in foreign currencies	4,856	4,835	19,735	8,149
Net increase (decrease) in cash	1,625,033	(331,403)	1,634,092	(827,626)

Cash, beginning of period	1,205,627	1,093,587	1,196,568	1,589,810

Cash, end of period	$2,830,660	$762,184	$2,830,660	$762,184

Supplemental cash flow disclosure:
Non-cash transaction:
Issuance of common shares (note 5)	$–	$–	$15,525,000	$–
Exercise of warrants by Neptune
applied against payable	793,437	–	793,437	–
Royalties settled through
issuance of shares (note 5)	–	–	395,068	–
Acquisition of intangible asset (note 5)	–	–	15,129,932	–
Finance costs included in accounts payable and
accrued liabilities	550,000	–	550,000	–

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

1.	Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3.  The Corporation is a majority-owned subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”) as at November 30, 2013.

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions.  Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements, except as disclosed in note 2 (f). These condensed interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting.  Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS, have been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 28, 2013.

(b)	Going concern:

The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at November 30, 2013, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation’s liabilities at November 30, 2013 include amounts due to Neptune of $2,827,154.  As a result of proceeds received from the public offering of 18,400,000 units of Acasti (see note 8) the Corporation has sufficient capital to operate over the next twelve months and beyond, and therefore, the going concern material uncertainty has been removed as the Corporation expects to be in a position to realize its assets and discharge its liabilities in the normal course of business.  The amounts payable to the parent corporation were reimbursed subsequent to November 30, 2013.

(c)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for stock-based compensation which is measured in accordance with the provisions of IFRS 2, Share-Based Payment.

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

2.	Basis of preparation (continued):

(e)	Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis (note 2 (b));
•	Identification of triggering events indicating that intangible assets might be impaired..

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of stock-based compensation (note 4);
•	Allocation of shared costs amongst the Neptune group companies (note 6).

Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

(f)	Accounting changes

On March 1, 2013, the Corporation adopted the following new accounting standard issued by the IASB:

➢
IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value.  Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The impact of the adoption of this standard did not have a significant impact on the Corporation’s interim financial statements.

3.	Capital and other components of equity:

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value.
➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. 1

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. 1

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares.  Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain  conditions. 1

1 None issued and outstanding

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

3.	Capital and other components of equity (continued):

(b)	Warrants:

The warrants of the Corporation are composed of the following as at November 30, 2013 and February 28, 2013:

		November 30, 2013		February 28, 2013

	Number		Number
	outstanding	Amount	outstanding	Amount

Equity
Series 4 warrants	–	$–	5,432,350	$–
Private placement warrants
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	100,399	375,000	100,399
	750,000	$406,687	6,182,350	$406,687

Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.  During the nine-month period ended November 30, 2013, 5,432,350 warrants (2012; 121,900 warrants) have been exercised for a total consideration of 1,358,088$ (2012: 30,475$).

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.  Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).  The Corporation recognized an expense of nil for this grant for the three and nine month periods ended November 30, 2013 (12,236$ and 83,252$ for the three and nine month periods ended November 30, 2012, respectively).

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

4.	Share-based payment:

Description of the share-based payment arrangements:

At November 30, 2013 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for directors, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equaled 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders.  On June 27, 2013, the Corporation’s shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,317,128, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

The number and weighted average exercise prices of share options are as follows:

	Nine-month period ended		Nine-month period ended
	November 30, 2013		November 30, 2012
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at beginning of period	$1.55	5,216,250	$1.15	3,347,500
Exercised	1.37	(296,500)	0.68	(20,000)
Granted	2.38	165,000	2.12	2,280,000
Forfeited	1.97	(220,000)	1.84	(111,250)
Outstanding at end of period	$1.57	4,864,750	$1.54	5,496,250

Exercisable at end of period	$1.38	3,418,832	$1.08	2,068,666

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

4.	Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the nine-month periods ended:

	Nine-month period ended November 30, 2013	Nine-month period ended November 30, 2012

Share price	$2.31	$2.12
Dividend	–	–
Risk-free interest	1.07%	1.32%
Estimated life	2.44 years	4.08 years
Expected volatility	76.64%	71.17%

The weighted average of the fair value of the options granted to employees during the nine-month period is $1.04 (2012 - $1.13).  There were no options granted to non-employees during the nine-month periods ended November 30, 2013 and 2012.

The weighted average share price at the date of exercise for options exercised during the nine-month period is $3.77 (2012 - $2.10).

For the three and nine month periods ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $127,763 and $406,872, respectively (2012 - $251,139 and $779,169).

(b)	Corporation equity incentive plan:

In May 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the Corporation which was subject to the approval of the Toronto Stock Exchange and the shareholders of Acasti. The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013.  The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, the Corporation granted to board members, executive officers, employees and consultants a total of 1,060,000 Restrictive Share Units (the “APO RSUs”) under the Corporation Equity Incentive Plan. APO RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest upon achievement of the performance objectives identified by the Corporation.  Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance.  The fair value of the APO RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.  The fair value of the RSUs granted was $2.89 per unit.

During the three and nine month periods ended November 30, 2013, 25,000 RSUs were forfeited.  As at November 30, 2013, there are 1,035,000 RSUs outstanding.

For the three and nine month periods ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $277,503 and $481,126, respectively (nil in 2012).

(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of directors, officers, employees, and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

For the three and nine month periods ended November 30, 2013, the Corporation recognized stock-based compensation related to the Neptune plans in the amount of $225,785 and $620,083, respectively (2012 - $131,565 and $535,730).

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

4.	Share-based payment (continued):

(c)	Neptune stock-based compensation plan (continued):

(ii)	Neptune equity incentive plan:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of Neptune which was subject to the approval of the Toronto Stock Exchange and the shareholders of Neptune.  The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 21, 2013, Neptune granted to board members, executive officers, employees and consultants a total of 1,191,000 Restrictive Share Units (‘’RSUs’’) under the Neptune equity incentive plan. Neptune RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by Neptune. Performance objectives are based in part on Neptune’s specific and global goals, but also on each holder’s individual performance.

For the three and nine month periods ended November 30, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $276,620 and $597,243, respectively (nil in 2012).

(iii)	Neptune-owned NeuroBioPharm Inc. warrants:

For the three and nine month periods ended November 30, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $472 and $2,014, respectively (2012 - $ 6,986 and $21,253).

(iv)	Neptune-owned Acasti warrants:

For the three and nine month periods ended November 30, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of nil and $1,471, respectively (2012 - $22,012 and $128,184).

(v)	Neptune-owned NeuroBioPharm Inc. call-options:

For the three and nine month periods ended November 30, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $174 and $660, respectively (nil in 2012).

(vi)	Neptune-owned Acasti call-options:

For the three and nine month periods ended November 30, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $156,036 and $485,400, respectively (nil in 2012).

(d)	NeuroBioPharm Inc. Share Bonus plan:

In May 2013, the Board of Directors approved an equity incentive plan for group employees, directors and consultants of NeuroBioPharm Inc. which was subject to the approval of the Toronto Stock Exchange and the shareholders of NeuroBioPharm.  The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013  The plan provides for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, NeuroBioPharm Inc. granted a total of 832,000 Share Bonus Awards under the NeuroBioPharm Share Bonus Plan (“SBAs”) to group employees.  NeuroBioPharm SBAs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by NeuroBioPharm. Performance objectives are based in part on the NeuroBioPharm’s specific and global goals, but also on each holder’s individual performance.

For the three and nine month periods ended November 30, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $4,918 and $8,597, respectively (nil in 2012).

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

5.	Commitments:

License agreement:

The Corporation was initially committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties, if any.  The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50,000; year 3 ‐ $200,000; year 4 ‐ $225,000 (initially $300,000, but reduced to $225,000 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 ‐ $700,000; and year 6 and thereafter - $750,000. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a Prepayment Agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license.

The prepayment and the issuance of the shares to Neptune were approved by the disinterested shareholders of the Corporation at the annual meeting of shareholders of the Corporation held on June 27, 2013 and subsequently by the TSX Venture Exchange.

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune.

The transaction was recorded upon the issuance of class A shares.  The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement adjusted to reflect the royalties of $395,068 accrued from December 4, 2012, date at which the Corporation entered into the prepayment agreement to July 12, 2013, date of issuance of the shares, totalling $15,129,932, was recognized as an intangible asset.  The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525,000, net of $29,000 of share issue costs.  The Corporation no longer has royalty payment commitment under the License Agreement.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated many research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $5,064,000, of which an amount of $3,688,000 has been paid to date.  As at November 30, 2013, an amount of $700,000 is included in ''Trade and other payables'' in relation to these projects.

6.	Related parties:

(a)	Administrative and research and development expenses:

During the three-month and nine-month periods ended November 30, 2013 and 2012, the Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	Three-month period ended	Three-month period ended	Nine-month period ended	Nine-month period ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012

Administrative costs	$212,402	$160,307	$702,077	$743,900
Research and development costs, before tax credits	96,805	161,463	426,014	513,921
Royalties (note 5)	–	174,520	228,219	277,740
	$309,207	$496,290	$1,356,310	$1,535,561

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

6.	Related parties (continued):

(a)	Administrative and research and development expenses (continued):

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

(b)	Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

(c)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 3% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and nine-month periods ended November 30, 2013 and 2012:

	Three-month period ended	Three-month period ended	Nine-month period ended	Nine-month period ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012

Short term employee benefits	$164,373	$225,820	$463,480	$677,460
Share based compensation costs	536,981	309,343	1,576,060	1,173,800

	$701,354	$535,163	$2,039,540	$1,851,260

7.	Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

All of the Corporation’s assets are located in Canada and the United States.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales were made to the United States.

8.	Subsequent events:

Public Offering:

On December 3, 2013, the Corporation closed a public offering of 16,000,000 units of Acasti (“Units”) at a price of US$1.25 per Unit.  Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti.  Each Warrant will entitle the holder to purchase one Common Share at an exercise price of US$1.50, subject to any adjustment, at any time until 5:00 pm (Montreal time) on the date that is the fifth anniversary of the closing of the offering.  Prior to the closing, the underwriters exercised their over-allotment option in full to purchase an additional 2,400,000 Units, resulting in a total of 18,400,000 Units being issued for gross proceeds of approximately US$23 million.  Total issue costs related to this transaction amount to approximately US$2.3 million.  The Warrants forming part of the Units are a derivative liability (“Derivative warrant liability”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. As at November 30, 2013, issue costs in the amount of $550,000 have been recorded in earnings in finance costs, which represent the portion allocated to the Derivative warrant liability.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

8.	Subsequent events (continued):

Research and development agreements:

In December 2013, the Corporation entered into new research and development agreements resulting in additional contractual obligations of approximately US$1,050,000.